Mail Stop 4561

May 10, 2010

Mr. Peter H. Cheesbrough
Interim President and Chief Executive Officer
and Chief Financial Officer
CIBER, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, CO 80111

>   Re: **CIBER, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2009**
>   **Filed March 4, 2010**
>   **Form 10-Q for the Quarterly Period ended March 31, 2010**
>   **Filed May 5, 2010**
>   **File No. 001-13103**

Dear Mr. Cheesbrough:

        We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business and Industry Overview, page 19

1.   Please consider expanding your overview to include an enhanced discussion of known trends, demands, commitments, events and uncertainties. For example, it appears that you should address the pricing pressure from existing clients and

prospective clients during the last fiscal year, and your increasing dependence on public sector clients as they face budgetary constraints. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. See SEC Release Nos. 33-6835 and 33-8350. Please note that this comment also applies to your most recent quarterly report on Form 10-Q. As applicable, please consider whether future filings should address these issues.

Comparison of the Years Ended December 31, 2009 and 2008 – Consolidated, page 21

2.   In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that Custom Solutions' revenue decreased primarily due to the successful completion of the very large Pennsylvania Turnpike Commission project in mid-2008, plus the normal completion of other projects, as well as a number of cancelled or delayed projects and staffing reductions on other projects resulting from current economic conditions. In addition, you state that IT Outsourcing revenue increased in 2009 due to account growth at existing customers, plus the addition of several new clients in late 2008 and in 2009, all of which combined more than offset a client bankruptcy, cancelled project and reduced scope and spending at several other clients. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors. Please note that this comment also applies to your most recent quarterly report on Form 10-Q.

3.   We note your disclosure on page 21 that during 2009 you experienced pricing pressure from existing and prospective clients. Please tell us whether the pricing pressure had a material impact on revenue; if discounts had a material impact on revenue, please tell us what consideration you gave to including a more detailed quantitative discussion of the impact. Please note that this comment also applies to your most recent quarterly report on Form 10-Q.

Critical Accounting Policies and Estimates

Goodwill, page 32

4.   We note the sustained decline in your market capitalization during fiscal year 2009 into 2010. We also note that revenue and operating income decreased in 2009,

particularly in your three segments with the largest goodwill balances; Custom Solutions, International, and Federal. Please tell us what consideration you gave to reassessing your goodwill as of December 31, 2009 and March 31, 2010. If you did not perform an interim impairment test, please explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock, as well as decreased revenues and operating income. To the extent that an impairment test was performed, tell us how you determined that no impairment existed. Refer to ASC 350-20-35-30.

5.   Your disclosures indicate that when estimating the future cash flows of your business units you forecasted an overall 10% increase in revenue in 2010 and increases ranging from 4% to 6% in future years. Please tell us whether you continue to believe that these estimates are reasonable. In this regard, we note that in your Form 8-K filed on May 5, 2010 you disclose that you expect that fiscal 2010 revenue will be between $1.025 and $1.045 billion which, using the higher end of your forecasted range, represents only a 1% increase in revenue from 2009. We also note that revenues, excluding the impact of currency translation, declined by 1% in the quarter ended March 31, 2010 compared to the prior year quarter. As part of your response, please tell us how you considered these forecasted and actual results when determining whether an interim test was necessary as of December 31, 2009 and March 31, 2010.

6.   Please compare the fair value of your reporting units as of your most recent goodwill impairment test to the company's market capitalization, and if materially different, please provide us with the underlying reasons.

7.   We note your disclosure that for your Federal and ERP business units "there was not a significant excess fair value during the June 2009 annual impairment test." To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose in future filings the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test. If you have determined that the estimated fair value of a reporting unit substantially exceeds the carrying value, please disclose this determination.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief